

May 14, 2015

Michael Fishman
Co-Chief Executive Officer
TPG Specialty Lending, Inc.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

   Re: TPG Specialty Lending, Inc.
     Registration Statement on Form N-2
     Filed April 16, 2015
     File No. 333-203450

Dear Mr. Fishman:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The General Instructions to Form N-2 state that the purpose of the prospectus is to provide essential information in a way that helps investors make informed decisions. The General Instructions further require the prospectus to be clear, concise and understandable. In several locations it appears that you unnecessarily repeat information. As one example, you discuss your December 16, 2014 exemptive relief on pages 8, 28, 40, 56, 125, and 167. While this information is important to investors, its repetition increases the length of your disclosure without a commensurate increase in

investor understanding.   Please review your document to ensure it is appropriately concise.

2. We note references throughout your filing to your 10b5-1 plans. Please:

    •   File copies of these plans as exhibits;
    •   Clarify the relationships, if any, between the Company and Goldman Sachs;
    •   Tell us how, and where, the plans were previously disclosed to investors;
    •   Disclose with particularity in the Summary the conditions under which shares are purchased and sold under the existing plan and the purpose of the plan;
    •   Confirm that you have presented, and will continue to present, the disclosure required by Item 703 of Regulation S-K in your periodic reports;
    •   Tell us whether the adviser, fund affiliates, or any other significant parties have engaged in any hedging activity with respect to fund shares and represent that there will be no such hedging activity going forward;
    •   Explain to us how the plans comply with the anti-manipulation provisions of the federal securities laws, including, as applicable, Regulation M;
    •   If the shares repurchased pursuant to the plans may be resold, explain the potential impact on your share price in your Risk Factor disclosure.

    After reviewing your response, we may have further comment.

About this Prospectus, page iii

3. We note your statement that investors should "carefully read [the] prospectus … together with any exhibits and the additional information described under "Available Information" … before [they] make an investment decision." Please revise this statement to avoid the implication that investors are required to "carefully read" information that is not part of your prospectus.

Summary, page 1

4. On page one you state that your "core portfolio companies, which exclude certain investments that fall outside of [y]our typical borrower profile …" Please disclose the value of investments that fall outside of your typical borrower profile. If material, revise disclosure elsewhere to discuss the reason(s) why these investments were made and the risks involved.

5. Starting on page eight you present a bulleted list of over 45 Risk Factors. Some of these items, such as "we may incur significant costs as a result of being a public company" and "we may experience fluctuations in our quarterly results" appear generic in nature and would apply to most companies. We suggest you review this list to reference only the most material risks you face and use the disclosure starting on page 22 to provide more comprehensive disclosure.

Fees and Expenses, page 16

6. Please revise to use actual expenses where appropriate. In this regard we note references to "an estimate of [y]our annualized interest expenses" in footnote seven.

Risk Factors, page 22

7. We note your page 46 risk factor "Sales of substantial amounts …" If applicable, please disclose the sale of any shares purchased pursuant to the 10b5-1 plans.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 54

8. We note you provide an "Overview" and "Market Trends" discussion starting on page 54. However these sections do not inform investors of the significant events, trends and uncertainties that management views as the most critical to the Company's revenues, financial position, liquidity and results of operations. For example we note:

   • The table on page 61 suggests the interest rate on investments that were sold or repaid in 2014 was 10.2% while reinvestments are being made at 9.6% on a weighted average basis. What is causing this decline and how will it impact you?
   • Your disclosure page 60 references $518 million aggregate principal amounts in exits and repayments without breaking out the dollar amounts, discussing trends in exits or repayments, or addressing the impact these had on your results of operations. Also, are your investments repaying because they are refinancing or are repayments being made from operating cash flows?
   • The disclosure on page 64 states that you recognized $21 million in prepayment fees as investment income without addressing the underlying causes of the $18 million increase or whether this level of prepayment may be impacted by interest rate policy decisions.
   • Your disclosure on page F-30 states you have $205 million in Swedish Krona denominated debt which exceeds the value of your Krona denominated loans. What business factors led to the decision to borrow in Krona and how has it impacted your results?

   As noted, these are examples of issues that might be addressed in revised disclosure. Ultimately, management's discussion and analysis should enable investors to see the business through the eyes of management and so the narrative should discuss the events, trends and uncertainties management considers important. For guidance, please refer to the Commission Guidance Regarding Management's Discussion and Analysis, Release No. 33-8350 (December 19, 2003). See Item 4.2 of Form N-2. Please revise as necessary.

Portfolio and Investment Activity, page 59

9. On page 61, in footnote one, you state that you may determine not to place a loan on non-accrual status if the loan has sufficient collateral and is in the process of collection. Please disclose the value of any portfolio securities currently in collection and advise us of the basis for your belief that you are sufficiently collateralized. Also, disclose what "non-accrual status" means in language that is understandable to investors.

Management and Other Agreements, page 114

10. Based on your page 114 disclosure, some of the Adviser's responsibilities under the Investment Advisory Agreement include monitoring and administering the investments you make and providing operating and managerial assistance to you and your portfolio companies. On page 121 you indicate you pay "the Adviser's allocable share of costs incurred in providing significant managerial assistance to those portfolio companies that request it." With a view to disclosure, please tell us:
- Which agreements cover this arrangement and how and by whom the allocable share of costs incurred is determined;
- The nature and amounts of costs allocated during the periods covered by the financial statements, including whether any adviser employee or the adviser are compensated for the assistance provided, directly or indirectly;
- How you determine which costs are reimbursable and which are includable under the Investment Advisory Agreement; and,
- The degree of board oversight for these allocations.

11. On page 123 you discuss the information the board focused on when it renewed the Investment Advisory Agreement in November 2014. We note the agreement provides for incentive compensation provided that an annual hurdle of 6% is achieved. The weighted average yield of your debt and income producing securities has exceeded 10% since December 2011. If the board considered the incentive compensation hurdle in connection with the renewal, please revise to address the material factors considered and the board's conclusions with respect thereto.

Description of our Debt Securities, page 153

12. In your response letter, please describe the types of debt securities you contemplate offering through the registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review of the preliminary prospectus supplement related to any debt offering by the Company. Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement included in this registration statement at the time of effectiveness.

In this regard, please note the supplement should:

- Disclose that currently none of the Company's indebtedness is subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.
- Disclose that the debt securities are "structurally subordinated" and are "effectively subordinated" to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structurally subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.
- Refrain from using the word "senior" in the title of any debt security issued by the Company, or when describing/identifying their ranking, if the debt security is not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company's debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as "senior" when they are also structurally subordinated to the obligations of the Company's subsidiaries, financing vehicles and similar facilities.
- Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities

Plan of Distribution, page 173

13. Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

14. In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Exhibits

15. Please confirm our understanding that counsel will file an unqualified opinion no later than the closing date of the offering of any securities covered by the registration statement. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation No. 212.05.

16. Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board of Directors. Therefore, in your response letter, provide an undertaking on behalf of the Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19.

Accounting Comments

Fee Table:

17. Please confirm that a provision for income tax is included in the fee table calculation.

Financial Statements:

Consolidated Schedule of Investments:

18. In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

19. Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

- The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

- Subsidiary is defined by 1-02(x) of Regulation S-X as"… an affiliate controlled by such person directly or indirectly through one or more intermediaries". An affiliate is defined by 6-02(a) of Regulation S-X as "as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term "control" has the meaning (given) in section 2(a)(9) of the Act". Section 2(a)(9) of the Investment Company Act of 1940 defines control as having "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company… Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company".

Notes to Consolidated Financial Statements:

20. We note that the Registrant has unfunded commitments in the amount of $48 million.

    Unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates, may subject the Fund to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) ("any … obligation or instrument constituting a security and evidencing indebtedness").

    See Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies" (April 18, 1979). The Staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Section(s) 18 (and 61) unless the fund (BDC) has segregated liquid assets equal to the marked-to-market value of its unfunded commitments. Does the Fund currently treat its unfunded commitments as senior securities? If not, why not? Does the Fund currently segregate liquid assets, or does it have borrowing capacity within its 200% asset coverage limitation, sufficient to cover the value of its unfunded commitments?

Financial Highlights:

21. Provide net expense ratio and net investment income ratios to two decimal places. From Item 4 of Form N-2:

    List per share amounts at least to the nearest cent. If the offering price is computed in tenths of a cent or more, state the amounts on the table in tenths of a cent. Present all information using a consistent number of decimal places.

22. Confirm expense ratio includes $1.1 million income tax expense. What was the average net asset number used to calculate the expense/income ratios?

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions on accounting-related comments, please contact Jeff Long at (202) 551-6983. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc: Helena Grannis
    Cleary Gottlieb Steen & Hamilton LLP